FORM  12b-25

Notification  of  Late  Filing

SEC  File  Number:  0-28955


(Check  One)
[ X ]  Form  10-K  and  Form  10-KSB  [  ]  Form  20-F
[   ]  Form  10-Q  and  Form  10-QSB  [  ]  Form  N-SAR

For  Period  Ended:  August 31, 2001
                      ---------------

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:
________________________________________________
Read  Attached  Instruction  Sheet  Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________


PART  I  --  REGISTRANT  INFORMATION

Full  Name  of  Registrant:
PETROCAL  INCORPORATED

Former  Name  if  applicable:
Guardian Acquisition Corporation

648  First  Street
Hermosa  Beach,  CA  90254

City,  State  and  Zip  Code
________________________________________________

PART  II  --  RULES  12b-25(b)  and  (c)

If the subject report could not be filed without unreasonable effort expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

X   (a)  The  reasons  described  in  reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
___________________________________________________

PART  III  --  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's financial statements as of August 31, 2001 and for the year then ending, including that of Triton Eurasia Petroleum, Inc. (a subsidiary of the Company previously incorporated in Alberta, Canada and since merged with and Into the Company) are in the process of being audited. However, these have been delayed because the auditor is awaiting certain independent confirmations with respect to certain matters. The 10-KSB report is expected to be filed within the extended time.
_____________________________________________________

PART  IV  --  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Darren  Katic                     (310)             937-3603
Name                           (Area  Code)  (Telephone  Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             (  X  )  Yes    (  )  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              (  )  Yes    (  X  )  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     PETROCAL  INCORPORATED
    -------------------------------------------
    (Name  of  Registrant  as  specified  in  charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  November 29,  2001                        By:/s/ Darren Katic
                                                  ------------------
                                                  Darren  Katic
                                                  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form